Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Better Therapeutics, Inc. (f/k/a Mountain Crest Acquisition Corp. II) on Form S-1 of our report dated March 30, 2021, with respect to our audit of the financial statements of Mountain Crest Acquisition Corp. II (now known as Better Therapeutics, Inc.) as of December 31, 2020 and for the period from July 31, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We were dismissed as auditors on November 22, 2021 and, accordingly, we have not performed any review or audit procedures with respect to any financial statements appearing in the prospectus for the periods after the date or our dismissal. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

New York, NY
November 26, 2021